# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KALA BIO, Inc., CIK 0001479419
CUSIP: 483119301
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 1167 Massachusetts Avenue, Arlington, Massachusetts (MA), 02476
Date of event which requires filing of this statement: 05/20/2026
Amends the filing with accession number 0001829126-26-001059
Filed by CIK 0001932843
Persons authorized to receive notices and communications: DAVID E. LAZAR, 44, Tower 100, The Towers, Winston Churchill San Francisco, Paitilla, Panama City, Panama (R1), 07196, 646-768-8417

## Reporting persons
- Lazar David E. (CIK 0001932843): type of reporting person: individual (IN); citizenship or place of organization: Portugal (S1); source of funds: personal funds (PF); sole voting power 719,404; shared voting power 0; sole dispositive power 719,404; shared dispositive power 0; aggregate amount beneficially owned 719,404 (3.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: KALA BIO, Inc.
Address of issuer's principal executive offices: 1167 Massachusetts Avenue, Arlington, Massachusetts (MA), 02476

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended to add the following:

The aggregate purchase price of the 719,404 Shares beneficially owned by the Reporting Person, which consists of Conversion Shares received by the Reporting Person upon the conversion of the Series AA Preferred Stock purchased by the Reporting Person pursuant to the SPA, is $1,308,007.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares beneficially owned by the Reporting Person is based upon 18,589,787 Shares outstanding as of June 9, 2026, as reported in the Form S-3/A filed by the Issuer on June 12, 2026.

As of the close of business on the date hereof, the Reporting Person beneficially owned 719,404 Shares.

Percentage: 3.9%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

1. Sole power to vote or direct vote: 719,404
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 719,404
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended to add the following:

The transactions in the Shares by the Reporting Person during the past sixty days are set forth in Exhibit 1 and are incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of the close of business on April 24, 2026, the Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding Shares.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 Transactions in Securities

## Signatures
- Lazar David E.: /s/ David E. Lazar, David E. Lazar (07/02/2026)